PROVIMI

ON TOP OF THE FEED CHAIN

Sales and key developments in the first quarter of 2008

Paris/Rotterdam, 6 May 2008

1. Sales increase driven by higher selling prices

Sales amounted to EUR 532.5 million in the first quarter of 2008, an increase of 19.8 % compared to the same period in 2007. On a like-for-like basis sales growth was 21.1 %, with a broad based progress. The sales increase was largely due to higher selling prices caused by increased raw material costs.

Revenues (in EUR million)	**31/03/2008**	31/03/2007 (1)	Change
France	**59.0**	49.7	+ 18.7 %
Poland	**119.7**	94.2	+ 27.1 %
Rest of Europe	**218.3**	187.9	+ 16.2 %
North America	**73.9**	67.9	+ 8.8 %
Rest of the world	**61.6**	44.7	+ 37.8 %
Total	**532.5**	444.4	+ 19.8 %

(1) The above revenues are excluding the discontinued fish feed operations.

2. Comments on the main developments in the first quarter of 2008

Raw materials

The first months of 2008 saw a continued increase of raw material prices. The prices of major ingredients, notably soy and grains, continued to show an upward trend. Many vitamins and phosphates also increased in price during the first three months of the year.

Operating performance

Market conditions in animal nutrition remain challenging, notably for swine feed. However, favourable raw material positions and prices increases contributed to operating margins.

Pet food performance is benefiting from the restructuring in Western Europe at the end of 2007 and new contracts agreed for 2008, which helped to restore margins.

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Fish feed disposal
The disposal of the Group's Fish Feed activities in Spain, Denmark and Chile to Biomar (Denmark) was completed on 31 January 2008.

Outlook 2008
In spite of a favourable start of the year, raw material markets are expected to remain volatile and market conditions for our customers remain challenging.
The Group will continue its restructuring activities to improve efficiency and to adapt the organisation to the changing market conditions.

The half-year results will be published on 27 August 2008 after market closing.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has annual sales of EUR 1.9 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for various species, including ruminants, poultry, swine and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04

Press relations:
Miriam ter Braak: + (31) 10 423 96 33, or mobile + (31) 6 511 23 766

This press release and other info on the company can be downloaded from the Group's website: **http://www.provimi.com**

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